                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO.__)

                                    Advo Inc.
                                (NAME OF ISSUER)

               --------------------------------------------------

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

               --------------------------------------------------

                                    007585102
                                 (CUSIP NUMBER)

               --------------------------------------------------

                              DAVID AUFHAUSER, ESQ.
                                     UBS AG
                                 299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                                  212-821-3000


   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

               --------------------------------------------------


                                November 8, 2006
             (DATE OF EVENT THAT REQUIRES FILING OF THIS STATEMENT)


               --------------------------------------------------


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX. /___/

      NOTE. SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


--------------------------------------------------------------------------------

1    NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS

UBS AG (FOR THE BENEFIT AND ON BEHALF OF UBS INVESTMENT BANK, WEALTH MANAGEMENT USA, AND GLOBAL WEALTH MANAGEMENT AND BUSINESS BANKING BUSINESS GROUPS OF UBS
AG)

* See item 5


--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

A  /  /
B  /  /
--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

BK.AF,WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

 ---
/ x /
---
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

 SWITZERLAND
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.  SOLE VOTING POWER :         1,770,095

     8.  SHARED VOTING POWER:                0

     9.  SOLE DISPOSITIVE POWER:     1,770,095

     10. SHARED DISPOSITIVE POWER:           0

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,770,095
--------------------------------------------------------------------------------

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

 ---
/  /
---
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.57%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

BK
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

COMMON STOCK

ADVO, Inc.
One Targeting Centre
Windsor, CT 06095

--------------------------------------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND

UBS AG

PRINCIPAL BUSINESS: UBS AG IS A MAJOR INTERNATIONAL BANKING AND FINANCIAL FIRM. UBS AG'S PRINCIPAL BUSINESS OFFICE IS LOCATED AT:
BAHNHOFSTRASSE 45
CH-8021, ZURICH, SWITZERLAND

UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich, New York and Tokyo stock exchanges. Subsidiaries of UBS AG include UBS Securities LLC and UBS Financial Services Inc. Like most securities firms, UBS Securities LLC and UBS Financial Services Inc. are, and have been, defendant(s) in numerous legal actions brought by private plaintiffs relating to their securities businesses that allege various violations of federal and state securities laws. UBS Securities LLC and UBS Financial Services Inc. are wholly owned subsidiaries of UBS AG. UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich, New York and Tokyo stock exchanges. UBS AG files annual reports on Form 20-F with the SEC, and also files quarterly reports and certain other material information with the SEC under cover of Form 6-K. These reports are publicly available. These reports include material information about UBS Securities LLC matters, including information about any material litigation or administrative proceedings.

Further, UBS AG, UBS Securities LLC and UBS Financial Services Inc., and other affiliated entities, like most large, full service investment banks and broker-dealers, receive inquiries and are sometimes involved in investigations by the Federal Reserve Bank, SEC, NYSE and various other regulatory organizations and government agencies. UBS AG and its affiliates and subsidiaries fully cooperate with the authorities in all such requests. UBS Securities LLC and UBS Financial Services Inc. regularly report to the National Association of Securities Dealers, Inc. on Form B-D and to the SEC on Schedule E to Form ADV investigations that result in orders. These reports are publicly available.

--------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds for the purchases of the Common Stock (as defined above in Item 1) was internal funds of UBS AG and the affiliates that purchased the subject securities and/or the available funds of clients if shares purchased on a discretionary basis for client accounts.

--------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION

THE SHARES OF COMMON STOCK WERE ACQUIRED FOR INVESTMENT AND PROPRIETARY TRADING PURPOSES AND NOT WITH THE PURPOSE OR EFFECT OF CHANGING OR INFLUENCING CONTROL OF THE ISSUER. UBS AG AND ITS AFFILIATES REVIEW THEIR RESPECTIVE HOLDINGS OF THE ISSUER ON AN ONGOING BASIS. DEPENDING ON SUCH EVALUATIONS, UBS AND ITS AFFILIATES MAY FROM TIME TO TIME IN THE FUTURE ACQUIRE ADDITIONAL SHARES IN CONNECTION WITH SUCH INVESTMENT AND RISK ARBITRAGE ACTIVITIES. EXCEPT AS OTHERWISE DESCRIBED HEREIN, NONE OF THE REPORTING PERSONS HAS ANY PLANS OR PROPOSALS RELATING TO OR WHICH WOULD RESULT IN ANY OF THE TRANSACTIONS DESCRIBED IN ITEMS 4(A) - (J) OF SCHEDULE 13D.
--------------------------------------------------------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(A)-(B) THIS FILING REFLECTS SHARES BENEFICIALLY OWNED BY UBS INVESTMENT BANK, WEALTH MANAGEMENT USA AND GLOBAL WEALTH MANAGEMENT AND BUSINESS BANKING BUSINESS GROUPS OF UBS AG (THE "BUSINESS GROUPS"), THROUGH THE FOLLOWING ENTITIES THROUGH THOSE BUSINESS GROUPS:


UBS AG London Branch
UBS Portfolio LLC
UBS AG Frankfurt

UBS Ltd
UBS Warburg Private Clients Ltd
UBS AG Tokyo branch
UBS AG (Switzerland)
UBS Warburg Securities (Pty) Ltd (South Africa)
UBS International Ltd
UBS Warburg Securities Ltd
Banco UBS Warburg S.A
UBS Warburg Corretora de Cambio e Valores
Mobiliarios S.A.
UBS Warburg Trading S.A.
UBS Bunting Warburg Inc
UBS Capital Americas Investments III, Ltd.
UBS Capital II LLC
UBS Capital LLC
UBS AG Brazil
UBS Limited
UBS Capital Americas Investments II Ltd
SBC Equity Partners AG
UBS Capital Asia Pacific Ltd
UBS Capital Holdings LLC
UBS Capital Jersey Ltd
UBS Capital BV
UBS (USA) Inc
UBS Warburg AG (Frankfurt)
UBS Securities Australia Ltd
UBS Securities (Japan) Ltd
UBS Securities LLC
UBS Securities New Zealand Limited
UBS New Zealand Limited
UBS AG Australia Branch
UBS Capital  Markets LP
UBS Capital Latin America LDC
UBS Securities France SA
UBS AG Canada Branch
UBS Cayman Ltd.
PaineWebber Capital Inc
Paine Webber International Inc
UBS Fiduciary Trust Company
UBS Financial Services Incorporated of Puerto Rico
UBS Americas  Inc
UBS Financial Services Inc.
SRM LP


(c) -- As required, the following information below describes trading in the above mentioned class of securities that is considered reportable within the past sixty day.

On September 15, 2006, the firm acquired 71,000 shares at an average price of $28.829 executed on the New York Stock Exchange.

On September 18, 2006, the firm acquired 40,000 shares at an average price of $27.901 executed on the New York Stock Exchange.

On September 20, 2006, the firm acquired 10,000 shares at an average price of $28.973 executed on the New York Stock Exchange.

On September 21, 2006, the firm acquired 10,000 shares at an average price of $28.939 executed on the New York Stock Exchange.

On September 22, 2006, the firm acquired 1,100 shares at an average price of $28.6 executed on the New York Stock Exchange.

On September 28, 2006, the firm acquired 15,000 shares at an average price of $28.597 executed on the New York Stock Exchange.

On September 29, 2006, the firm acquired 10,000 shares at an average price of $28.098 executed on the New York Stock Exchange.

On October 3, 2006, the firm acquired 5,000 shares at an average price of $28 executed on the New York Stock Exchange.

On October 4, 2006, the firm acquired 10,000 shares at an average price of $28.115 executed on the New York Stock Exchange.

On October 9, 2006, the firm acquired 5,000 shares at an average price of $28.999 executed on the New York Stock Exchange.

On October 10, 2006, the firm acquired 5,000 shares at an average price of $28.85 executed on the New York Stock Exchange.

On October 11, 2006, the firm acquired 48,200 shares at an average price of $29.173 executed on the New York Stock Exchange.

On October 12, 2006, the firm acquired 35,600 shares at an average price of $29.285 executed on the New York Stock Exchange.

On October 13, 2006, the firm acquired 40,500 shares at an average price of $29.498 executed on the New York Stock Exchange.

On October 17, 2006, the firm acquired 900 shares at an average price of $29.5 executed on the New York Stock Exchange.

On October 18, 2006, the firm acquired 13,700 shares at an average price of $29.775 executed on the New York Stock Exchange.

On October 19, 2006, the firm acquired 10,000 shares at an average price of $29.549 executed on the New York Stock Exchange.

On October 20, 2006, the firm acquired 200 shares at an average price of $29.4 executed on the New York Stock Exchange.

On October 24, 2006, the firm acquired 100 shares at an average price of $29.35 executed on the New York Stock Exchange.

On October 26, 2006, the firm acquired 77,000 shares at an average price of $29.462 executed on the New York Stock Exchange.

On October 27, 2006, the firm acquired 40,000 shares at an average price of $29.5 executed in the Third market.

On October 30, 2006, the firm acquired 25,000 shares at an average price of $29.5 executed on the New York Stock Exchange.

On October 31, 2006, the firm acquired 25,000 shares at an average price of $29.25 executed in the Third market.

On November 1, 2006, the firm acquired 24,323 shares at an average price of $29 executed on the New York Stock Exchange.

On November 2, 2006, the firm acquired 18,100 shares at an average price of $28.75 executed on the New York Stock Exchange.

On November 3, 2006, the firm acquired 20,000 shares at an average price of $28.65 executed on the New York Stock Exchange.

On November 6, 2006, the firm acquired 7,300 shares at an average price of $28.75 executed on the New York Stock Exchange.

On November 8, 2006, the firm acquired 23,000 shares at an average price of $28.8 executed on the New York Stock Exchange.



The Reporting Person has sole voting and dispositive power over all of the shares reported above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

TO THE BEST KNOWLEDGE OF UBS AG, NO CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS (LEGAL OR OTHERWISE) EXIST UBS AG AND ANY OTHER PERSON WITH RESPECT TO THE SECURITIES OF THE ISSUER.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

NONE

                                   SIGNATURES

AFTER REASONABLE INQUIRY AND TO THE BEST OF THE KNOWLEDGE AND BELIEF OF THE UNDERSIGNED, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                                     UBS AG

                                                     BY: /S/ EDWARD BUSCEMI
                                                     EDWARD BUSCEMI
                                                     EXECUTIVE DIRECTOR


                                                     BY: /S/ GORDON KIESLING
                                                     GORDON KIESLING
                                                     EXECUTIVE DIRECTOR

DATE: NOVEMBER 16, 2006